August 7, 2009
VIA EDGAR
Mr. Tim Buchmiller, Esq.
Senior Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3030
Washington, D.C. 20549

Re:	Zila, Inc. Preliminary Proxy Statement on Schedule 14A Filed July 2, 2009 File No. 000-17521
Dear Mr. Buchmiller:
     This letter responds to the Staff’s comments, as set forth in the Staff’s letter dated July 29, 2009 (the “Comment Letter”), with respect to the preliminary proxy statement on Schedule 14A (the “Preliminary Proxy Statement”) that Zila, Inc. (“Zila,” “Company,” we,” “us,” or “our”) filed with the Commission on July 2, 2009. Filed with this letter is a revised Preliminary Proxy Statement, which reflects our proposed changes. For your convenience, this letter repeats your comments in italics (with Zila’s response set forth immediately below each comment), and the paragraph numbers and headings in this letter correspond to the paragraph numbers and headings set forth in the Comment Letter.
General
1.	We note the additional definitive proxy soliciting materials you have filed on July 13, July 16 and July 29, 2009. Please revise your preliminary proxy statement to reflect the amendment to the merger agreement, entry into the Forbearance Agreement with TOLMAR, your pending litigation with Intelident and all other material developments that have transpired since the filing of your July 2, 2009 preliminary proxy statement.
Response
We have revised the Preliminary Proxy Statement to reflect the material developments that have transpired since the filing of the Preliminary Proxy Statement on July 2, 2009, including (but not limited to) the developments listed in the Comment Letter. In particular, please note our additions and revisions to the “Background of the Merger” section, beginning at page 22, as well as our addition of a new “Certain Litigation Relating to the Merger” section, beginning at pages 9 and 43. Disclosures regarding the Senior

Mr. Tim Buchmiller, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
August 7, 2009

Note Purchase Agreement and the transaction completed by TOLMAR thereunder on July 27, 2009 have been revised throughout the amended filing (see, for example, pages 9 and 41). Certain of these matters are discussed in additional detail below in response to other comments provided by the Staff.
2.	With respect to the lntelident litigation, please update your preliminary proxy statement to disclose the nature of this litigation, the principal allegations, requested relief and procedural posture of the suit. Please clearly disclose whether the Intelident lawsuit must be resolved prior to consummation of the merger. In this regard, we note your disclosure on page 35 relating to closing conditions and Sections 2 and 3 of the July 28, 2009 amendment to the merger agreement. To the extent that the Intelident litigation presents a material risk that you will not be able to consummate the transaction, or consummate it in the timeframe described on page 17, please disclose.
Response
We have updated the Preliminary Proxy Statement to include a detailed discussion of the litigation initiated by Intelident Solutions, Inc. (“Intelident”) in the Court of Chancery of the State of Delaware (the “Chancery Court”) on July 14, 2009. Please refer to page 43. The “Background of the Merger” section, beginning at page 22, has also been updated to reflect major events in the Intelident litigation.
As the Staff notes in its comment, the July 28, 2009 amendment to our Merger Agreement with TOLMAR included revisions to the conditions that must be satisfied before the proposed merger can be consummated. Under the amended Merger Agreement, the existence of pending litigation with respect to the merger (by itself) would not prevent the parties from completing the merger, assuming all other conditions are satisfied or waived (as applicable). Only the actual existence of certain types of injunctions, judgments, orders, decrees, rulings or charges could prevent the parties from completing the merger. Please refer to pages 6 and 52 for a more detailed description of the conditions to the merger.
On August 4, 2009, Intelident filed a Notice of Voluntary Dismissal with the Chancery Court, pursuant to which Intelident voluntarily dismissed its lawsuit against us without prejudice. On the same day, Intelident’s counsel sent our counsel an e-mail message indicating that (i) Intelident did not wish to have further discussions regarding a potential transaction with ZILA and (ii) Intelident intended to discontinue its litigation proceedings against us. These events are described in our amended filing. Accordingly, ZILA does

Mr. Tim Buchmiller, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
August 7, 2009

not believe that the Intelident litigation presents a material risk that we will be unable to consummate the merger within the timeframe described in our amended filing.
3.	Please provide us copies of all court filings made by you and other parties to the Intelident suit as well as any dispositions made by the court. We may have further comments after we have reviewed such documents.
Response
Copies of these documents have been provided to the Staff under separate cover.
Opinion of ZILA’s Financial Advisor, page 4
4.	Please update your disclosure here and any related disclosure throughout your proxy statement given the revised per share consideration.
Response
We do not believe any updates to the Opinion of ZILA’s Financial Advisor section of the Preliminary Proxy Statement are required in connection with the increased per share merger consideration provided for under the July 28, 2009 amendment to the Merger Agreement. As disclosed in the Preliminary Proxy Statement, Columbia West Capital, LLC (“Columbia West”) provided a fairness opinion to our Board of Directors, which was dated as of June 10, 2009 and presented orally at a meeting of the Board of Directors held on June 19, 2009. At the time, TOLMAR’s proposed per share merger consideration was $0.28 per share of common stock and $0.32 per share of preferred stock, respectively. Such per share merger consideration was considered by Columbia West to be fair, from a financial point of view, as of the date of its opinion. Subsequently, the per share merger consideration was increased to $0.38 per share of common stock and $0.44 per share of preferred stock, respectively, in connection with the parties’ execution of the Merger Agreement on June 25, 2009. These events were disclosed in the Preliminary Proxy Statement. The fact that the per share merger consideration has been further increased in connection with amending the Merger Agreement does not by itself require any updates to the filing’s discussion of Columbia West’s fairness opinion. Columbia West has not performed any follow-up analysis or consultation with Zila or our Board of Directors since delivering its June 10, 2009 fairness opinion (including the subsequent oral presentation at the Board’s June 19, 2009 meeting) and the financial fundamentals of ZILA, upon which Columbia West’s opinion was based, have not changed. We note that the revised per share merger consideration is more favorable to Zila’s stockholders than the per share merger consideration provided for under the

Mr. Tim Buchmiller, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
August 7, 2009

original Merger Agreement, which was, in turn, already more favorable to Zila’s stockholders than the per share merger consideration that Columbia West opined to be fair to our stockholders, from a financial point of view.
5.	Please revise to disclose the nature of the Transaction Support Agreements and when you expect to finalize those agreements. Please include any such finalized agreements as annexes to your proxy statement.
Response
We have expanded upon the Preliminary Proxy Statement’s description of the Transaction Support Agreements entered into by certain of our directors and executive officers and included a form of Transaction Support Agreement as Annex C to the filing. David R. Bethune (our Chairman and Chief Executive Officer), O.B. Parrish, Jon M. Plexico, Leslie H. Green, George J. Vuturo (members of our Board of Directors), Diane E. Klein (our Vice President — Finance and Treasurer) and I have executed Transaction Support Agreements. Wade F. Brooksby (a member of our Board of Directors) will not enter into a Transaction Support Agreement because he does not own any shares of our common stock. J. Steven Garrett (another Zila director) will not execute a Transaction Support Agreement because he is employed by TOLMAR and has not participated in our Board’s consideration of the proposed merger.
6.	Please revise to disclose the vote required for approval of the TOLMAR merger transaction after taking into account the percentage of outstanding shares entitled to vote held by directors and executive officers, TOLMAR, and security holders who are contractually obligated to vote in favor of the transaction.
Response
Please see pages 2 and 19, in which we disclosed the vote required to approve the merger transaction after taking into account the percentage of the issued and outstanding shares of our common stock held by our directors and executive officers, TOLMAR, and other security holders who are contractually obligated to vote in favor of the merger. To our knowledge, TOLMAR owns 435,084 shares of our common stock, which shares represent 4.2% of our outstanding common stock as of the date of this letter and which it acquired from the former holders of our senior secured notes in connection with completing the purchase of such notes on July 28, 2009. Collectively, our directors and executive officers (excluding Messrs. Garrett and Brooksby) beneficially own 311,825 shares of our common stock, which shares represent 3.0% of our outstanding common

Mr. Tim Buchmiller, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
August 7, 2009

stock as of the date of this letter. Zila is not aware of any other party that is contractually obligated to vote its shares in favor of the merger. Previously, the former noteholders were obligated under the Senior Note Purchase Agreement to vote in favor of the merger, but that obligation terminated in connection with (i) TOLMAR’s completion of its purchase of the notes and (ii) the noteholders’ related disposition of their shares to TOLMAR. Accordingly, holders of 4,481,107 shares of our common stock must vote in favor of the merger for it to be approved (based on 10,455,821.72 shares outstanding as of the record date, and assuming the shares owned or controlled by our directors and executive officers and TOLMAR are voted in favor of the merger). Such shares represent 42.8% of all shares issued and outstanding, and 46.1% of the shares issued and outstanding that are not owned or controlled by our directors and executive officers or TOLMAR.
Background of the Merger, page 17
7.	Please revise the background section to include all material developments that have occurred since the filing of the preliminary proxy statement. In particular, please address:
•	the negotiations that resulted in the July 28, 2009 merger amendment and forbearance agreement, including whether you or TOLMAR initiated these discussions;
•	whether you have received any indications from Inte1ident that they plan to modify, or do not plan to modify, their outstanding bid; and
•	the court proceeding in Delaware and any developments related to those proceedings.
Response
As discussed above in this response letter, we have revised the Preliminary Proxy Statement in several places, including the “Background of the Merger” section beginning at page 22, to address these issues and developments. In response to the Staff’s request that we address the negotiations that resulted in the July 28, 2009 amendment to the Merger Agreement and Forbearance Agreement, please be advised that representatives of Zila have been persistent in encouraging TOLMAR to improve its offer to our stockholders — both prior to and since our execution of the original Merger Agreement. As such, the negotiations that resulted in the July 28, 2009 amendment and Forbearance

Mr. Tim Buchmiller, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
August 7, 2009

Agreement were the product of a fluid dialogue between Zila and TOLMAR, not a discretely identifiable initiation by either party. As to the possibility of Intelident modifying its offer to acquire Zila, we refer you to page 45, which discusses Intelident’s dismissal of its litigation against us and termination of discussions regarding a potential transaction with Zila. Relevant events in the Intelident litigation are also disclosed in the revised “Background of the Merger” section, as discussed in more detail above.
8.	Please revise your disclosure, as applicable, to disclose the dates and nature of contacts between you and the former holders of the Senior Secured Notes. We note from your latest press release that Zila was not involved in the decision by TOLMAR to acquire the Senior Secured Notes. Please make this disclosure in your proxy statement and clarify whether you took any actions to facilitate that transaction.
Response
Please see the updated discussion of the Senior Note Purchase Agreement and transactions completed thereunder in the “TOLMAR Purchase of Senior Secured Notes” section of the amended filing, beginning at pages 9 and 41. We have included the Staff’s recommended disclosure regarding Zila’s lack of any involvement in TOLMAR’s decision to acquire the notes and also clarified our role in connection with that transaction.
9.	We note your disclosure on page 20 that the noteholders executed the Senior Note Purchase Agreement on May 11, 2009. Please reconcile this date with your disclosure on page 22 which indicates that this agreement was signed on May 6, 2009. Please also disclose when you were provided a copy of the Senior Note Purchase Agreement.
Response
The Senior Note Purchase Agreement is dated as of May 6, 2009 but was executed on May 11, 2009. Our disclosure on page 20 of the Preliminary Proxy Statement has been clarified (please see page 25). We were provided a copy of the Senior Note Purchase Agreement for the first time on May 14, 2009, which fact we have disclosed in the “Background of the Merger” section at page 25, as well as in other sections of the amended filing that describe the Senior Note Purchase Agreement and transactions completed thereunder.
10.	We note your disclosure on page 19 that the board resolved on April 6 and 7, 2009 that Dr. Garrett should not be involved in any way with the Board’s consideration or

Mr. Tim Buchmiller, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
August 7, 2009

negotiation of any strategic transactions. Please describe as applicable, whether Dr. Garrett engaged in any consultation or negotiation of strategic transactions, particularly with respect to TOLMAR, prior to the board’s April 6 and 7 determinations, and the extent of such consultations or negotiations, if any.
Response
Dr. Garrett was not involved in any way in the Board’s consideration or negotiation of any strategic transactions (related to TOLMAR or otherwise) prior to the Board’s April 6 and 7, 2009 determinations. Before such determinations were made, representatives of Zila’s management had been primarily responsible for pursuing strategic transactions and/or other strategic opportunities for the Company. Accordingly, it did not become necessary or appropriate to engage the full Board of Directors in the consideration of specific opportunities until the spring of 2009. At that time, TOLMAR had already expressed interest in a potential transaction with Zila, so it was appropriate for Dr. Garrett to recuse himself entirely from the process (including the consideration of transactions involving parties other than TOLMAR). We have updated this disclosure to reflect these facts; please see page 24.
11.	Please disclose whether the board considered the June 8, 2009 revised letter of intent from the “Other Financial Buyer” and whether the “Other Financial Buyer” indicated to you why it withdrew its offer from consideration on June 17, 2009.
Response
Our Board of Directors did not consider the Other Financial Buyer’s offer because the Other Financial Buyer withdrew its offer from consideration prior to a meeting of the Board of Directors. The Other Financial Buyer stated that in view of our advanced stage of negotiations with another party [TOLMAR] and the short timetable involved, the Other Financial Buyer felt that its efforts were not likely to be productive versus other opportunities under consideration by the Other Financial Buyer.
Recommendation of ZILA’s Board of Directors, page 24
12.	Please disclose here, or in an applicable section of the proxy statement, the basis for the board’s determination that Intelident’s July 7, 2009 offer of $.42 per share was not a “Superior Proposal,” as defined in the amended merger agreement, to your then-existing merger agreement with TOLMAR which provided for $.38 per share of common stock.

Mr. Tim Buchmiller, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
August 7, 2009

As applicable, please disclose the specific provision(s) of the merger agreement that the board relied upon in making this determination.
Response
Please see our revised “Background of the Merger” section at page 22, which discloses the basis for our Board’s determination that Intelident’s initial proposal was not a Superior Proposal (as defined in the Merger Agreement). Primarily, the Board made its determination on the basis that Intelident’s offer was contingent upon the satisfaction of a condition (i.e., Intelident’s ability to acquire the senior secured notes on terms substantially similar to those set forth in the Senior Note Purchase Agreement) that Intelident demonstrated no ability or plan to fulfill. As such, the Board did not consider Intelident’s offer to constitute a complete proposal to acquire Zila that was “reasonably capable of being consummated”, as required by the definition of “Superior Proposal” set forth in Section 5.8 of the Merger Agreement. We have publicly disclosed these factors and determinations, including in the press release that we issued on July 10, 2009 announcing our Board’s conclusion that Intelident’s offer was not superior to the terms of our agreement to be acquired by TOLMAR.
Senior Note Purchase Agreement, page 34
13.	Please revise your description of the senior secured notes, as applicable, to clearly disclose:
•	the maturity date of the notes;
•	the amount of accrued and unpaid interest on the notes;
•	the convertible nature of the notes, including the number of shares underlying the notes;
•	the identity of the former senior secured noteholders (prior to the July 28, 2009 sale), including any affiliation between you, such noteholders and TOLMAR or any of its affiliates;
•	the beneficial ownership holdings of the former noteholders; and

Mr. Tim Buchmiller, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
August 7, 2009

•	the material terms of the July 28 sale of the notes to TOLMAR, including, as applicable, whether the former noteholders are contractually obligated to vote their shareholdings in favor of merger with TOLMAR.
Response
We have expanded the Preliminary Proxy Statement’s description of the senior secured notes (see pages 2, 9 and 41) to include the disclosures called for by the Staff’s comment. To Zila’s knowledge, the beneficial holdings of the former noteholders as of July 28, 2009 were the 435,084 shares of our common stock that they sold to TOLMAR together with the notes. TOLMAR’s contractual relationships with the former noteholders are described in the “TOLMAR Purchase of Senior Secured Notes” section of the amended filing, as well as in other sections of the amended filing, which are discussed in response to various other comments as noted above. The former noteholders are no longer obligated to vote any shares of ZILA stock they hold in favor of the merger.
14.	Please disclose how the signing of the Senior Note Purchase Agreement on May 6, 2009 between TOLMAR and the former noteholders impacts the ability of third-parties to acquire you. Please disclose whether other bidders were provided copies of the Senior Note Purchase Agreement or otherwise apprised of the terms of the agreement and its effect on successfully negotiating a deal to acquire you.
Response
The Preliminary Proxy Statement disclosed in several places the existence of the Senior Note Purchase Agreement and its potential impact on our ability to attract acquisition proposals from parties other than TOLMAR. See, for example, page 22 of the Preliminary Proxy Statement (disclosures under the item “several factors relating to our Senior Secured Notes...”); page 23 of the Preliminary Proxy Statement (disclosure of the “possibility that... the fact that TOLMAR, Inc. has entered into an agreement with the Noteholders to purchase such notes in connection with the Merger might deter parties from submitting superior offers to acquire ZILA”); and page 35 of the Preliminary Proxy Statement (disclosing the fact that “even though TOLMAR, Inc.’s obligation to purchase the Senior Secured Notes is conditioned upon the completion of the Merger, TOLMAR, Inc. is entitled under the terms of the Senior Note Purchase Agreement to waive that condition and purchase our Senior Secured Notes regardless of whether the Merger is consummated”). The existence of the Senior Note Purchase Agreement was also disclosed by the Company in the Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2009, which Zila filed with the Commission on June 9, 2009.

Mr. Tim Buchmiller, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
August 7, 2009

Accordingly, we believe the Preliminary Proxy Statement adequately addressed the Senior Note Purchase Agreement’s impact on our ability to attract additional acquisition proposals. Of course, TOLMAR’s July 27, 2009 acquisition of the notes changes the dynamic to a significant extent. Pursuant to the Forbearance Agreement, TOLMAR has agreed to forbear and not exercise certain remedies available to it under the terms of the notes (including to accelerate all amounts due thereunder in light of our past failures to make interest payments on January 31, 2009, April 30, 2009 and July 31, 2009) for a limited period of time and under certain conditions. If, for whatever reason, the Merger Agreement is terminated and the merger is not completed, there can be no assurance that TOLMAR will continue to forbear. It is unlikely that any third party could successfully acquire Zila unless such party is willing to assume the debt obligation evidenced by the senior notes, including the possibility that TOLMAR could cause Zila to redeem the senior notes at a redemption price equal to 110% of the outstanding principal amount in connection with certain types of change in control transactions (e.g., a merger in which Zila is not the survivor or a sale of substantially all of Zila's assets). These facts have been incorporated in our revisions to the Preliminary Proxy Statement, including at page 9.
As we have disclosed in several filings, including the Preliminary Proxy Statement, Zila is not a party to and was not involved in the negotiation of the Senior Note Purchase Agreement. As discussed above and in the amended filing, we did not receive a copy of the Senior Note Purchase Agreement until May 14, 2009 — after its effective date. We have not provided a copy of the agreement to third parties other than Intelident. We believe the amended filing’s discussion of the Senior Note Purchase Agreement and related issues is sufficient in these respects.
15.	Please disclose what impact the July 28, 2009 sale of the Senior Secured Notes has on the ability of a third-party bidder to make a “Superior Proposal” in the future. In this regard, please disclose the terms of the Forbearance Agreement and address the likely financial impact that would result from termination of the TOLMAR merger agreement.
Response
Please refer to our response to the Staff’s comment set forth immediately above, and to the “TOLMAR Purchase of Senior Secured Notes” section of the amended filing that begins at page 9. We believe the discussion of TOLMAR’s purchase of the senior secured notes, as well as the terms of the Forbearance Agreement contained therein, is responsive to the Staff’s comment.
16.	Please provide us with a copy of the Senior Note Purchase Agreement and any amendments thereto.

Mr. Tim Buchmiller, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
August 7, 2009

Response
Copies of the Senior Note Purchase Agreement and the Side Letter executed by TOLMAR and the former holders of the senior secured notes on July 27, 2009 have been provided to the Staff under separate cover.
Conditions to the Merger, page 42
17.	Please disclose any significant third party consents required pursuant to the terms of the merger agreement.
Response
As a condition to TOLMAR’s obligation to complete the merger, we are required to obtain third-party consents in connection with six agreements to which Zila is a party. Two of these agreements are real property leases, three are license or service agreements and one is an office equipment lease. Although we reasonably expect to receive these consents, we do not consider them to be significant, individually or in the aggregate. Accordingly, we have declined to specifically identify the required consents in the amended filing that is attached to this response letter. Rather, we have inserted references to the general categories described above; please see pages 6 and 52.
Certain Beneficial Owners, page 47
18.	Please revise footnote (2) to disclose the natural person(s) with voting power and dispositive control over the shares owned by MicroCapital LLC.
Response
According to an e-mail received by Zila from a representative of MicroCapital, LLC on April 15, 2009, MicroCapital had recently divested all of its then-remaining holdings of our common stock. Accordingly, to our knowledge, MicroCapital did not own any issued and outstanding shares of our common stock as of the July 2, 2009 record date reflected in the Preliminary Proxy Statement. Accordingly, the disclosures set forth on page 47 of the Preliminary Proxy Statement were made in error based on stale information. In today’s filing, MicroCapital has been deleted from the beneficial ownership table for the reasons described above.
* * * * *

Mr. Tim Buchmiller, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
August 7, 2009

     In connection with providing this letter in response to the Comment Letter, Zila acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes of disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should the Staff have any additional questions or comments after reviewing this response letter and the amended filing attached hereto, we would appreciate the opportunity to discuss such questions or comments with the Staff prior to the distribution of another comment letter. Please direct any questions or comments to Michael M. Donahey of Snell & Wilmer L.L.P. at (602) 382-6381.
     Finally, please be advised that Zila desires to file a definitive proxy statement on Schedule 14A as soon as possible. The Staff’s prompt attention to this response letter and the amended filing is greatly appreciated. Thank you.

Sincerely, ZILA, INC.
/s/ Gary V. Klinefelter

Gary V. Klinefelter Vice President and General Counsel